United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

May 2003

Valley of the Rio Doce Company
(Translation of Registrant’s name into English)

Avenida Graca Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes      No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

CVRD 1Q03 Earnings Release

Rio de Janeiro, May 02, 2003 – Companhia Vale do Rio Doce (CVRD) will release 1Q03 earnings on Wednesday, May 14, 2003 after market closing. CVRD will release simultaneously quarterly consolidated financial statements in US GAAP (generally accepted accounting principles in the United States) and the Parent Company results in BR GAAP (generally accepted accounting principles in Brazil). There will be a conference call and webcast on Thursday, May 16, 12:00 p.m., Rio de Janeiro time. The instructions to participate in these events are available on the enclosed invitation and also on CVRD website, www.cvrd.com.br, investor relations.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Andreia Reis: andreia.reis@cvrd.com.br +55-21-3814-4643
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

CVRD cordially invites you to participate in a

CONFERENCE CALL AND
WEBCAST PRESENTATION

to discuss its

FIRST QUARTER 2003 RESULTS

Date & Time

Friday, May 16, 2003
12:00 p.m. (Rio de Janeiro Time)
11:00 a.m. (New York Time)

Please dial

US Participants toll free:(1-866) 812-0442
International Participants:(1-703) 788-1236
Brazilian Participants:(11) 4613-0503

Pass code: 672

A simultaneous slide presentation will also be available.

To view the presentation:
1. log on to www.cvrd.com.br
2. Click on the “Investor Relations” button
3. click on the “FIRST QUARTER 2003 RESULTS” button
4. click on the “Click Here for Webcast” button

Please log on prior to the event to test your browser.

Speakers from CVRD
Fábio Barbosa - Chief Financial Officer

A replay of the conference call will be available from 12:00 p.m. New York Time on May 16, 2003 until midnight (12:00 a.m.) New York Time on May 23, 2003. For the replay, please call:

US Participants (1-866) 812-0442 // International Participants (1-703) 788-1236 //
Brazilian Participants (11) 4613-0502
Pass code: 672

In addition a replay of the synchronized slide presentation and conference call will be available in the “Investor Relations” section of our website (www.cvrd.com.br) for 90 days following May 16, 2003.

NYSE: RIOPR, RIO Bovespa: VALE5, VALE3 Latibex: XVALP, XVALO

Stock options:
BOVESPA,CBOE, PACIFIC EXCHANGE

www.cvrd.com.br

CVRD
Investor Relations:
Roberto Castello Branco Andreia Reis Daniela Tinoco Barbara Geluda Rafael Azevedo Eduardo de Mello Franco

Tel: 55 (21) 3814-4540 rio@cvrd.com.br

Curtis Smith IR Consultant

Tel: 55 (11) 3848-0887 ext: 215 curtis.smith@thomsonir.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer

Date: May 2, 2003